# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southport Acquisition Corp. II, CIK 0002148436
CUSIP: G8T98W107
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 8 Bolling Place, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 10/19/2026
Amends the filing with accession number 0001185185-26-004644
Filed by CIK 0002151492
Persons authorized to receive notices and communications: Jeb Spencer, 8 Bolling Place, Greenwich, Connecticut (CT), 06830, (917) 503-9722

## Reporting persons
- Southport Acquisition Sponsor II LLC (CIK 0002151492): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (26.07% of the class)
  Comment: (1) Includes 500,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares"), and 7,000,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-298104). The 500,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Southport Acquisition Sponsor II LLC (the "Sponsor") and the Issuer. Southport Sponsor Management II, LLC is the managing member of the Sponsor and controls the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. The managing member of Southport Sponsor Management II, LLC is Jeb Spencer, the issuer's Chairman, Chief Executive Officer and Chief Financial Officer. Southport Sponsor Management II, LLC and Jeb Spencer each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
- Southport Sponsor Management II, LLC (CIK 0002151215): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (26.07% of the class)
  Comment: (1) Includes 500,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-298104). The 500,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Southport Sponsor Management II, LLC is the managing member of the Sponsor and controls the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. The managing member of Southport Sponsor Management II, LLC is Jeb Spencer, the issuer's Chairman, Chief Executive Officer and Chief Financial Officer. Southport Sponsor Management II, LLC and Jeb Spencer each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
- Jeb Spencer (CIK 0001527966): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (26.07% of the class)
  Comment: (1) Includes 500,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-298104). The 500,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Southport Sponsor Management II, LLC is the managing member of the Sponsor and controls the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. The managing member of Southport Sponsor Management II, LLC is Jeb Spencer, the issuer's Chairman, Chief Executive Officer and Chief Financial Officer. Southport Sponsor Management II, LLC and Jeb Spencer each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Southport Acquisition Corp. II
Address of issuer's principal executive offices: 8 Bolling Place, Greenwich, Connecticut (CT), 06830
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 7, 2026 (the "Schedule 13D") relating to the Class A Ordinary Shares and Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 26.07% of the issued and outstanding Ordinary Shares (28,770,000) based on the number of Class A Ordinary Shares (21,770,000) and Class B Ordinary Shares (7,000,000) outstanding as of October 19, 2026, calculated based on the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on October 8, 2026; (ii) Southport Sponsor Management II, LLC, the managing member of the Sponsor; and (iii) Jeb Spencer, the managing member of Southprt Sponsor Management II, LLC. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 19, 2026, 666,667 Class B Ordinary Shares were surrendered for no consideration by the Sponsor and cancelled by the Issuer, pursuant to contractual arrangements under the Founder Share Purchase Agreement with the Issuer, after the underwriters notified the Issuer that they forfeited their right to exercise the remaining portion of their over-allotment option.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

(a) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 28,770,000 Ordinary Shares, including 21,770,000 Class A ordinary shares and 7,000,000 Class B Ordinary Shares outstanding as of October 19, 2026, calculated based on the Current Report on Form 8-K, filed by the Issuer with the SEC on October 8, 2026) are as follows:

Sponsor - Amount beneficially owned: 7,500,000 and Percentage: 26.07%;

Southport Sponsor Management II, LLC - Amount beneficially owned: 7,500,000 and Percentage: 26.07%; and

Jeb Spencer - Amount beneficially owned: 7,500,000 and Percentage: 26.07%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 28,770,000 Ordinary Shares, including 21,770,000 Class A ordinary shares and 7,000,000 Class B Ordinary Shares outstanding as of October 19, 2026, calculated based on the Current Report on Form 8-K, filed by the Issuer with the SEC on October 8, 2026), and the sole and shared voting and dispositive power each Reporting Person holds with respect to such Ordinary Shares, respectively, are as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,500,000,

ii. Shared power to vote or to direct the vote: 0,

iii. Sole power to dispose or to direct the disposition of: 7,500,000, and

iv. Shared power to dispose or to direct the disposition of: 0;

Southport Sponsor Management II, LLC

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,500,000,

ii. Shared power to vote or to direct the vote: 0,

iii. Sole power to dispose or to direct the disposition of: 7,500,000, and

iv. Shared power to dispose or to direct the disposition of: 0;

Jeb Spencer

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,500,000,

ii. Shared power to vote or to direct the vote: 0,

iii. Sole power to dispose or to direct the disposition of: 7,500,000,

iv. Shared power to dispose or to direct the disposition of: 0.

Southport Sponsor Management II, LLC, the managing member of the Sponsor, holds voting and investment discretion with respect to the securities held of record by the Sponsor. Jeb Spencer, managing member of Southport Management II, LLC, controls, through Southport Sponsor Management, II LLC, the Sponsor. Each of Jeb Spencer and Southport Sponsor Management II, LLC disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Amendment No. 1, which information is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Items 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

## Signatures
- Southport Acquisition Sponsor II LLC: /s/ Jeb Spencer, Managing Member of Southport Sponsor Management II, LLC, managing member of Southport Acquisition Sponsor II LLC (10/21/2026)
- Southport Sponsor Management II, LLC: /s/ Jeb Spencer, Managing member of Southport Sponsor Management II, LLC (10/21/2026)
- Jeb Spencer: /s/ Jeb Spencer, Jeb Spencer (10/21/2026)